TCW FUNDS DISTRIBUTORS
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK		Additiona		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2015	10,000	$10,000	$64,000	$4,153,796	$4,227,796
Net loss				(196,219)	(196,219)
Balances at December 31,	10,000	$10,000	$64,000	$3,957,577	$4,031,577

See notes to financial statements.